Exhibit 18

February 21, 2020

The Board of Directors
Knoll, Inc.
1235 Water Street
East Greenville, PA 18041

Ladies and Gentlemen:

Note 1 of Notes to the Consolidated Financial Statements of Knoll, Inc. included in its Form 10-K for the year ended December 31, 2019 describes a change in the method of accounting related to the elimination of the one-month reporting lag previously used for purposes of consolidating certain European subsidiaries. There are no authoritative criteria for determining a 'preferable' method based on the particular circumstances; however, we conclude that such change in the method of accounting is to an acceptable alternative method which, based on your business judgment to make this change and for the stated reasons, is preferable in your circumstances.

Very truly yours,

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania